May 27, 2008

Mail-Stop 4561

Mr. Michael G. Capatides
Senior Executive Vice- President
and General Counsel
Canadian Imperial Bank of Commerce
425 Lexington Avenue-3rd Floor
New York, New York 10017

Re: Canadian Imperial Bank of Commerce
        Form 40-F (y/e October 31, 2007)
        Filed December 10, 2007
        File No. 001-14678

Dear Mr. Capatides:

        We have reviewed your response to our comment letter dated April 4, 2008 and
have the following comments.

Form 40-F

Exhibit B.3(c), Management's Discussion and Analysis

Liquidity Facilities to ABCP Conduits, page 40

1. In your response to comment two from our letter dated March 19, 2008, you state
    that you expect that the liquidity line would only be used to manage extreme
    liquidity distress as a last resort and therefore have assessed that the probability of
    a draw to be extremely low. Given your disclosure on page 40 that the ABCP
    purchases were due to liquidity tightening during the second half of 2007, please
    tell us the following:

    •   How you assessed the variable interests held by you as a result of providing the
        Global Style Liquidity facility to be insignificant to the primary beneficiary
        analysis in light of your purchases of ABCP during the year;

- Whether you considered each purchase of ABCP to be a reconsideration event and, if so, whether you performed a quantitative and qualitative analysis to determine whether you were the primary beneficiary at each reconsideration event; and
- Clarify whether ABCP purchases were in all cases made pursuant to the contractual obligations, or whether certain purchases were made in advance of any specific obligations to purchase ABCP.

2. We also note your disclosure on page 58 that commencing September 17, 2007, you are required to provide funding to the identified multi-seller conduits you sponsor, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. Further disclosure states that prior to this date, you provided liquidity facilities in the event that funding for such conduits became unavailable as a result of a general market disruption. Please address the following:

- Clarify whether these new liquidity facilities to purchase assets are in addition to or whether they replace prior liquidity facilities to purchase ABCP in the event of a market disruption;
- Explain the reason(s) for the change in the requirement for you to provide liquidity funding;
- Further explain the "satisfaction of certain limited conditions" in the context of how and when you would be required to provide liquidity facilities to these conduits;
- Tell us if you determined this new requirement to fund non-defaulted assets to be a reconsideration event and, if so, how you considered this change in determining whether you were the primary beneficiary; and
- Tell us if you have purchased any non-defaulted assets from any conduits and, if so, distinguish between purchases made under this new contractual requirement and those made otherwise.

Visa Gain, page 40

3. We note your response to comment four from our letter dated March 19, 2008. Please address the following:

- Provide us the range of per share fair values determined by the independent valuation firm differentiating between the shares subject to immediate mandatory redemption and shares with a three year selling restriction, as applicable;
- Quantify the per share IPO discount and restricted stock discount that were deducted from the "fully distributed trading value" estimated in the valuation report to arrive at each of the per share fair values; and

- Tell us how you determined that the use of the midpoint of the range of US dollar denominated per share fair values was most representative of the value of the shares to be received.

4. We further note the last paragraph in your response to comment four from our letter dated March 19, 2008, and your disclosures regarding Visa Inc. on page 8 of your Q1 2008 quarterly report filed as an exhibit to your Form 6-K on February 28, 2008. Please address the following:

- Tell us how you determined that an adjustment to the carrying value of your Visa Inc. shares was not required in Q1 2008 upon obtaining updated information (for instance, the expected Visa Inc. IPO pricing range on February 25, 2008) about the fair value of these shares. Separately address your accounting for the shares subject to mandatory redemption and shares with a three year selling restriction; and
- Provide us the amount of loss actually recognized in the second quarter of 2008 upon the mandatory redemption of Visa Inc. shares and tell us if any other than temporary impairment with respect to the remaining shares has been recorded.

Securitization of Third-Party Assets, page 58

5. We note your tabular presentation of your exposure to entities involved in the securitization of third-party assets which includes disclosure related to third-party structured vehicles for the two years ended October 31, 2007. During each of the periods presented, please tell us whether you have been required to provide funding to or purchase assets from these third party structured vehicles and quantify the amount of support given. As applicable, tell us how you considered these actions in determining whether or not you were not the primary beneficiary of these vehicles.

        *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3423, if you have questions regarding these comments.

Sincerely,

Amit Pande
Assistant Chief Accountant